UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [_] FORM 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q
[_] Form N-SAR

For Period Ended June 30, 2008

 [_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
 [_]  Transition Report on Form 11-K
 [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
For the Transition Period Ended:  _________________________________

READ ATTACHED INSTRUCTIONS BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the
Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION:

Who’s Your Daddy, Inc.
Full Name of Registrant

Address of principal executive offices:

5840 El Camino Real, Suite 108
Carlsbad, CA 92008

PART II  - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

[X]           (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]           (c)  The accountant's statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The report of Whos's Your Daddy, Inc. on Form 10-Q could not be filed within the prescribed time period because the Company was unable to obtain the necessary signatures of certain officers in a timely fashion prior to the due date of the report.

PART IV  - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Edon Moyal	(760)	438-5470
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Actof 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?

[X] Yes                   [   ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [   ] Yes         [ X  ] No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

Who’s Your Daddy, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2008	By /s/ Michael R. Dunn
Michael R. Dunn, Chairman and Chief Executive Officer